EXHIBIT 99.1

MAG Silver Reports Third Quarter Financial Results

VANCOUVER, British Columbia, Nov. 15, 2021 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” “MAG Silver” or the “Company”) announces the Company’s unaudited financial results for the three and nine months ended September 30, 2021. For details of the unaudited condensed interim consolidated financial statements and Management's Discussion and Analysis for the three and nine months ended September 30, 2021, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in $000s of United States dollars (“US$”) unless otherwise specified.

HIGHLIGHTS – SEPTEMBER 30, 2021 AND EVENTS SUBSEQUENT TO THE QUARTER END

OPERATIONAL - Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”) owned 44% by MAG Silver

  Positive progress was achieved during the quarter ended September 30, 2021 on the construction of the 4,000 tonne per day (“tpd”) Juanicipio processing plant and civil works, and the focus now turns to transitioning from construction to commissioning activities.

  Pre-commissioning has commenced for key process systems as the process plant approaches mechanical completion.

  As reported by the operator and 56% owner Fresnillo plc (“Fresnillo), the Juanicipio plant is expected to come in on budget and is expected to be commissioned by year end, subject to timely connection to the power grid.

  A regularly updated photo gallery of construction progress at Juanicipio is available at https://magsilver.com/projects/photo-gallery/#photo-gallery.

  Batch processing of mineralized material from development headings continues through the nearby Fresnillo plant at a targeted two days per month of continuous processing for a nominal expected rate of 16,000 tonnes per month (19,042 tonnes per month was averaged during Q3 2021).

  For the three months ended September 30, 2021, on a 100% basis:
    57,127 tonnes of mineralized material were batch processed through the Fresnillo plant, with 619,791 payable silver ounces, 993 payable gold ounces, 232 tonnes of lead and 312 tonnes of zinc produced and sold;
    Average silver head grade was 418 grams per tonne (“g/t”) in the development material processed; and
    Pre-commercial production sales totaled $14,684 for the quarter (net of treatment and processing costs), less $3,477 in mining and transportation costs, netting $11,207 in gross profit by Minera Juanicipio in the quarter.
  For the nine months ended September 30, 2021, on a 100% basis:
    137,957 tonnes of mineralized material were batch processed through the Fresnillo plant, with 1,455,497 payable silver ounces, 2,334 payable gold ounces, 502 tonnes of lead and 719 tonnes of zinc produced and sold;
    Average silver head grade was 410 g/t in the development material processed; and
    Pre-commercial production sales of $36,025 (net of treatment and processing costs) less $7,736 in mining and transportation costs, netting $28,289 year to date gross profit in Minera Juanicipio.
  Since commencing batch processing of Juanicipio mineralized material from development headings in August of 2020, a total of 209,816 tonnes of mineralized development material have been processed through the nearby Fresnillo plant:
    contributing cash-flow to offset some of the initial project capital; and
    de-risking Juanicipio’s metallurgical performance, which is expected to significantly speed up project ramp-up.
  Juanicipio initial project capital is estimated at $440,000 (100% basis) as of January 1, 2018, less approximately $350,738 in development expenditures incurred from then to September 30, 2021 leaving approximately $89,262 of remaining initial capital on a 100% basis (MAG’s 44% estimated at $39,275) as at September 30, 2021. The cash required will be reduced by:
    Existing cash held in Minera Juanicipio as at September 30, 2021 ($34,180 on a 100% basis); and,
    Expected cashflow generated from mineralized development material being processed through the Fresnillo plant up until the Juanicipio plant is commissioned.

  A further 33,663 tonnes of mineralized development material with a silver head grade of 550 g/t were processed in October 2021 thought the Fresnillo plant.

EXPLORATION

  The 2021 Juanicipio exploration program is budgeted at $6,000 on a 100% basis and has been focused on continued step-out and infill drilling of the Valdecañas Vein System (including independent targeting of the Venadas Vein family and the Anticipada Vein).

  Five drill rigs are presently on surface running concurrently with continued underground definition and geotechnical drilling.

  Results of the Juanicipio 2020 exploration program were reported in the quarter (see Press Release dated August 5, 2021), and the program successfully:
    Confirms, and allows modeling with greater detail and confidence of the high-grade silver resource within the upper parts of the Valdecañas Bonanza Zone (as defined in the 2017 PEA) where the first several years of mining is expected to occur;
    Confirms, expands, and allows improved modeling of the continuous wide mineralization of the Valdecañas Deep Zone (as defined in the 2017 PEA); and
    Confirms, expands, and allows improved modeling of the ever-growing Anticipada Vein.

  Deer Trail Project in Utah:
    Assays were released in Q3 2021 for the Phase I drill program (see Press Release dated September 7, 2021), which successfully fulfilled all three of its planned objectives by:
      Confirming the presence of a thick section of more favorable carbonate host rocks (the predicted “Redwall Limestone” or “Redwall”) below the Deer Trail mine;
      Confirming and projecting two suspected mineralization feeder structures to depth; and
      Intercepting high-grade mineralization related to those structures in host rocks below what was historically known.
    A follow up 5 hole/5,000 metre Phase II drill program commenced in Q3 2021 and is in process.

LIQUIDITY AND CAPITAL RESOURCES

  As at September 30, 2021, MAG held cash of $31,707 while Minera Juanicipio had cash on hand of $34,180 on a 100% basis.

  Estimated remaining initial project capital cost of the Juanicipio Project is $89,262 (MAG’s 44% share estimated at $39,275) which is expected to be funded by MAG’s cash, cash held in Minera Juanicipio and expected cash flows generated from mineralized development material processed at the Fresnillo plant.

  Subsequent to the quarter end, MAG signed a commitment letter with the Bank of Montreal for a fully underwritten $40,000 revolving credit facility to provide MAG with additional liquidity should it be required.

CORPORATE

  MAG continues to refresh its board, as Mr. Dale Peniuk was appointed to the board on August 3, 2021.

  Subsequent to the quarter end, MAG announced that Mr. W.J. (Jim) Mallory joined the Company as Chief Sustainability Officer (“CSO”).

SUSTAINABILITY AND ESG

Achieving excellence in Environmental, Social and Governance (“ESG”) practices is a core component of MAG’s business– it is not only the right thing to do, but also essential to the future growth and success of the Company. MAG is committed to maintaining best-in-class corporate governance practices and having a positive environmental and social impact. MAG’s commitment to ‘zero harm’ prioritizes the health, safety and well-being of its people and the communities in which they live and work.

At the Juanicipio project, MAG maintains regular communications with safety and sustainability staff at Fresnillo, the project operator, and is committed to promoting responsible ESG practices at Juanicipio. Additionally, MAG participates in both the Juanicipio Project board and technical committee meetings. Monthly health and safety reporting packages, and environmental and community updates are provided to MAG by Fresnillo.

At the Deer Trail Project, MAG has a robust stakeholder management program which includes ongoing engagement with local stakeholders, municipal and regional leaders, and government agencies. MAG is committed to wise environmental stewardship that fully complies with and strives to exceed all applicable laws and regulations.

JUANICIPIO PROJECT UPDATE

Processing Plant Construction, Underground Development and Commissioning

Construction of the Juanicipio 4,000 tpd processing plant continued to make good progress in the quarter ended September 30, 2021, with the focus subsequent to the quarter on transitioning from construction to commissioning activities. Pre-commissioning testing has already begun for key process plant systems as the plant approaches mechanical completion. No-load testing of the facility with progression to water testing is expected during November. The plant is expected to be commissioned by year end according to operator Fresnillo, subject to timely connection to the national electricity transmission grid of Mexico. The connection to the grid is the last step prior to feeding lower grade mineralized material through the grinding mills and mineralized material has been conveyed to the fine ore bin in preparation for processing. It has been difficult for the regulators to travel to site for the final connection due to COVID travel restrictions, but these have now been lifted and additional electrical supply protection equipment is being installed as a priority ahead of the tie-in. Fresnillo expects to obtain the authorization to connect to the power grid on schedule, which should allow full load commissioning by year end, but there is no assurance that the connection will be timely, which could result in delays to commissioning and achieving commercial production. The project operator, Fresnillo, has indicated that if there is a delay to the commissioning schedule due to the timing of the tie-in, the amount of mineralized material that was schedule to be processed through the commissioning period will be processed at the nearby Fresnillo Plant, generating comparable cash flow expected during commissioning.

A regularly updated photo gallery of construction progress at Juanicipio is available at https://magsilver.com/projects/photo-gallery/#photo-gallery.

Underground development to date at Juanicipio is now approximately 42 km (26 miles) and underground mine infrastructure is well advanced. Underground development priorities include continuing advance of the three internal spiral footwall production ramps designed to access the full strike length of the Valdecañas Vein system. Due to the poor rock quality on the western section of the upper Valdecañas Vein, cut and fill will be the chosen mining method for the higher levels in this section. A trial longhole stope has been in operation for the past six months, and this will be the preferred mining method through the main central section and eastern side of Valdecañas Vein.

The estimated initial project capital cost on a 100% basis as estimated from January 1, 2018 is $440,000 less approximately $350,738 expended since then, leaving an estimated $89,262 of remaining initial capital (MAG’s 44% estimated remaining share is $39,275) as at September 30, 2021. This remaining funding requirement will be reduced by both: existing cash held in Minera Juanicipio as at September 30, 2021 ($34,180 on a 100% basis); and, expected cash flows generated from mineralized development material being processed through the Fresnillo processing plant until the Juanicipio plant is commissioned (see Underground Mine Production below).

Labour reform legislation on subcontracting and outsourcing in Mexico was published on April 23, 2021 and came into effect on September 1, 2021. With various restrictions on hiring contractors, Fresnillo, as operator, has indicated a need to internalize a portion of its contractor workforce and perform much of the development work directly rather than outsourcing it to contractors, and hence invest in equipment either not previously in the project scope or not envisaged to be required until later in the mine life, to be utilized in underground operations. As well, certain underground development expenditures related to processing development material and some small items brought forward from project investments planned in the future are considered sustaining capital by Fresnillo. The costs incurred are expected to reduce future sustaining capital costs and totaled approximately $16,637 on a 100% basis for the quarter ended September 30, 2021. These costs are included in the current Juanicipio development costs but are not considered by the operator as part of the $440,000 initial project capital.

Subsequent to the quarter end, MAG signed a binding commitment letter with the Bank of Montreal for a fully underwritten $40,000 revolving credit facility (“Facility”). The Facility will be available for general corporate purposes, further exploration of its properties, and for further investment in Minera Juanicipio. The Facility will have a maturity date of December 31, 2024 and is subject to definitive documentation and conditions to advances thereunder customary for transactions of this nature.

Underground Mine Production

As of August of 2020, mineralized development material is being batch processed, refined and sold on commercial terms at a targeted rate of 16,000 tonnes per month at the nearby Fresnillo plant. The actual amount of material processed on a monthly basis fluctuates due to the variability of mineralization encountered in the development headings from month to month. In the three and nine months ended September 30, 2021, 57,127 and 137,957 tonnes of mineralized development material respectively, were processed through the Fresnillo plant, realizing commercial and operational de-risking opportunities for the Juanicipio Project. The average silver head grade for the mineralized development material processed in the three and nine months ended September 30, 2021 was 418 g/t and 410 g/t respectively. The sales and treatment charges for tonnes processed in Q3 2021 were recorded on a provisional basis and will be adjusted in Q4 2021 based on final assay and pricing adjustments in accordance with the offtake contracts. The processing details and the resulting payable metals sold on a 100% basis for the 3 months ended September 30, 2021 are summarized in Table 1 below.

By bringing forward the start-up of the underground mine and processing mineralized development material at the Fresnillo plant in advance of commissioning the Juanicipio plant, MAG and Fresnillo expect to secure several positive outcomes for the Juanicipio Project:

  generating cash-flow from production to offset some of the cash requirements of the initial project capital;
  de-risking the flotation process through a better understanding of the metallurgical characteristics and response of the Juanicipio mineralization;
  increased certainty around the geological block model prior to start-up of the processing plant; and
  allowing for a faster and more certain ramp-up to the nameplate 4,000 tpd plant design.

Table 1: Development Material Processed at Fresnillo’s Processing Plant (100% basis)

Metals	Payable Production 3 months, September 30, 2021	Average Price Per Unit (1) 3 months September 30, 2021	$ Amount 3 months September 30, 2021	$ Amount 9 months September 30, 2021	$ Amount 3 months & 9 months September 30, 2020 (2)
Silver	619,791 ounces	$23.14 per oz	$14,344	$36,492	$9,537
Gold	993 ounces	$1,772.71 per oz	1,761	4,171	1,065
Lead	232 tonnes	$1.04 per lb	529	1,087	221
Zinc	312 tonnes	$1.38 per lb	947	2,120	355
Treatment and refining and other processing charges			(2,897)	(6,699)	(1,653)
Provisional sales adjustment related to prior periods (3)			-	(1,146)	-
Net Sales			14,684	36,025	9,525
Mining and transportation costs			(3,477)	(7,736)	(1,531)
Gross Profit			$11,207	$28,289	$7,994

(1) Ounces (“oz”) for silver and gold and pounds (“lb”) for lead and zinc.
(2) Processing of Juanicipio mineralized development material at the Fresnillo plant commenced in August of 2020, with no prior processing.
(3) Provisional sales for 2020 were finalized in Q1 2021 resulting in negative adjustment to net sales revenue of $1,146.

Juanicipio Exploration Update

The 2021 approved Juanicipio exploration program is currently in progress and is budgeted at $6,000 ($4,200 incurred actual to September 30, 2021) on a 100% basis and has been focused on continued step-out and infill drilling of the Valdecañas Vein System (including independent targeting of the Venadas Vein family and the Anticipada Vein). Permit applications for drilling other exploration targets on the property have been submitted or are in the process of being generated pending surface access arrangements. Meanwhile, detailed mapping and sampling of these targets is underway. All aspects of the exploration work continue to be done under strict COVID-19 protocols.

Assays for the Juanicipio 2020 drill program were released in the Q3 2021 (see Press Release dated August 5, 2021). A total of 33 surface holes (27,900 m) and 77 underground definition holes (11,800 m) were completed with the primary objectives of: infilling and expanding the Valdecañas Deep Zone (“Deep Zone”) to optimize its planned extraction; and underground definition drilling of the upper high-grade Valdecañas Bonanza Zone (“Bonanza Zone”) where test mining has already begun and the focus for the first several years of mining lies.

A complete set of tables by vein of the 2020 drilling results is available at: https://magsilver.com/site/assets/files/5810/nr-mar3-2020-table1-sdadds.pdf along with a new 3D video displaying the entire Valdecañas Vein System, available at: https://magsilver.com/site/assets/files/5810/SSMovieHQ2_3-Mar3-2019-sdsawe.mp4 .

The 2020 drilling program successfully:

  Confirms, and allows modeling with greater detail and confidence of the high-grade silver resource within the upper parts of the Valdecañas Bonanza Zone where the first several years of mining will occur;
  Confirms, expands, and allows improved modeling of the continuous wide mineralization of the Valdecañas Deep Zone; and,
  Confirms, expands, and allows improved modeling of the ever-growing Anticipada Vein.

DEER TRAIL PROJECT UPDATE

Phase I drilling commenced in November 2020 and was completed in Q2 2021 with assays and interpretations released in the third quarter of 2021 (see Press Release September 7, 2021). Phase I saw the completion of three holes and 3,927 metres drilled from surface and successfully fulfilled all three of its planned objectives by:

  Confirming the presence of a thick section of more favorable carbonate host rocks (the predicted “Redwall Limestone” or “Redwall”) below the Deer Trail mine;
  Confirming and projecting two suspected mineralization feeder structures to depth; and
  Intercepting high-grade mineralization related to those structures in host rocks below what was historically known.

A follow-up Phase II drill program commenced at the Deer Trail Project on August 20, 2021, and is planned for 5,000 metres of drilling over 5 holes. Deviation/directional drilling is expected to be used in Phase II to make the drilling more efficient and accurate.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the Qualified Person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 38 years of relevant experience focused on ore deposit exploration worldwide. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is Chief Exploration Officer and a Shareholder of MAG.

FINANCIAL RESULTS – THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

As at September 30, 2021, MAG had working capital of $33,977 (December 31, 2020: $94,513) including cash of $31,707 (December 31, 2020: $94,008) and no long-term debt. As well, as at September 30, 2021, Minera Juanicipio had cash of $34,180 (MAG’s attributable 44% share of $15,039). The Company makes cash advances to Minera Juanicipio as ‘cash called’ by the operator Fresnillo, based on approved budgets. In the three and nine months ended September 30, 2021, the Company funded advances to Minera Juanicipio, which combined with MAG’s Juanicipio expenditures on its own account, totaled $31,884 and $55,794 respectively (September 30, 2020: $173 and $23,629 respectively).

The Company’s net loss for three and nine months ended September 30, 2021 amounted to $2,280 and $2,637 respectively or $(0.02)/share and $(0.03)/share respectively (September 30, 2020: $89 and $13,690 respectively or $(0.00)/share or $(0.15)/share respectively). MAG recorded its 44% share of income from its equity investment in Juanicipio of $1,457 and $6,909 respectively for the three and nine months ended September 30, 2021 (September 30, 2020: $126 income and $3,372 loss, respectively) which included MAG’s 44% share of net income from the sale of pre-production mineralized development material (see Table 2 below). Share based payment expense (a non-cash item) recorded in the three months and nine months ended September 30, 2021 amounted to $896 and $3,574 respectively (September 30, 2020: $554 and $2,262 respectively). MAG also recorded a deferred income tax expense of $1,482 and $1,724 for the three and nine months ended September 30, 2021 respectively (September 30, 2020: $1,229 deferred income tax benefit and $4,949 expense respectively), related to the devaluation of the Mexican peso during the periods.

Table 2: MAG’s 44% share of income (loss) from its equity investment in Juanicipio

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Gross Profit from processing mineralized development material (see Underground Mine Production – Juanicipio Project above)	$11,207	$7,994	$28,289	$7,994
Administrative expenses	(560)	Nil	(1,215)	Nil
Foreign exchange and other	(956)	95	(832)	(3,463)
Net income before tax	9,691	8,089	26,242	4,531
Income tax expense (including deferred income tax)	(6,379)	(7,803)	(10,539)	(12,195)
Net income (loss) for the period (100% basis)	$3,312	$286	$15,703	$(7,664)
MAG’s 44% income (loss) - equity investment in Juanicipio	$1,457	$126	$6,909	$(3,372)

About MAG Silver Corp. (www.magsilver.com )

MAG Silver Corp. is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo Plc (56%), the operator. The project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where the operator is currently developing an underground mine and constructing a 4,000 tonnes per day processing plant expected to be commissioned by the end of 2021. Underground mine production of mineralized development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets at Juanicipio. Concurrently, MAG is executing a multi-phase exploration program at the Deer Trail 100% earn-in project in Utah.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address our expectations with respect to the timing and success of plant pre-commissioning and commissioning activities, processing rates of development materials, future mineral production, and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19, timing of receipt of required permits, changes in applicable laws, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG Silver’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: (604) 630-1399
Toll Free: (866) 630-1399
Website: www.magsilver.com
Email: info@magsilver.com